Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES ELECTION OF DIRECTORS

Vancouver, British Columbia – May 8, 2015 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that all the nominees listed in the information circular dated March 25, 2015 were elected as directors of Norsat at its annual general meeting of shareholders (the “Meeting”) on May 6, 2015. The detailed results of the vote are set out below

		% Votes		% Votes
Nominee	Votes For	For	Votes Withheld	Withheld
Fabio Doninelli	2,423,508	99.84	3,830	0.16
Joseph Caprio	2,418,246	99.63	9,092	0.37
Amiee Chan	2,424,079	99.87	3,259	0.13
James Topham	2,420,398	99.71	6,940	0.29
Shannon Susko	2,420,746	99.73	6,592	0.27

All other matters voted on at the Meeting are as follows:

Appointment of Auditors

A poll was conducted with respect to the appointment of auditors. According to proxies received and the poll conducted, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed auditors of the Company for the ensuing year and the directors are authorized to determine their remuneration with 2,922,546 (99.40%) votes cast in favour and 17,727 (0.60%) votes withheld.

Continuation of the Company’s Stock Option Plan

A poll was conducted with respect to the continuation of the Company’s Stock Option Plan dated May 9, 2012 as disclosed in the Company’s information circular. According to the proxies received and the poll conducted, the continuation of the Company’s Stock Option Plan was accepted with 2,386,899 (98.33%) votes cast in favour and 40,439 (1.67%) votes against.

Final voting results on all matters voted on at the Meeting will be filed shortly with the Canadian and U.S. securities regulators.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com